# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookdale Senior Living Inc., CIK 0001332349
CUSIP: 112463104
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 105 WESTWOOD PLACE, 105 WESTWOOD PLACE, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001652442-25-000004
Filed by CIK 0001652442

## Reporting persons
- ANTIPODES PARTNERS Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Australia (C3); sole voting power 11,428,834; shared voting power 0; sole dispositive power 11,428,834; shared dispositive power 0; aggregate amount beneficially owned 11,428,834 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Brookdale Senior Living Inc.
Address of issuer's principal executive offices: 105 WESTWOOD PLACE, 105 WESTWOOD PLACE, BRENTWOOD, TENNESSEE, 37027.

## Item 2. Person Filing
Name of person filing: ANTIPODES PARTNERS Ltd
Address of principal business office or, if none, residence: LEVEL 25, AUSTRALIA SQUARE TOWER, 264 GEORGE STREET, SYDNEY, AUSTRALIA, NSW 2000
Citizenship: AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,428,834
Percent of class: 4.8%
Sole power to vote or to direct the vote: 11,428,834
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,428,834
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ANTIPODES PARTNERS Ltd: Andrew Findlay, Managing Director (01/20/2026)